Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS AND BUKWANG PHARMACEUTICAL ESTABLISH A JOINT VENTURE, JAGUAHR THERAPEUTICS, TO DEVELOP NOVEL IMMUNO-ONCOLOGY THERAPIES

- ASLAN spins out pre-clinical assets in joint venture with Bukwang to form JAGUAHR Therapeutics with Bukwang investing up to US$5 million

- ASLAN and Bukwang will co-own new entity to develop novel pre-clinical AhR antagonists

Singapore, South Korea, 30 September 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, and Bukwang Pharmaceutical (KRX:003000), a leading R&D focused Korean pharmaceutical company, today announced that they have established a new joint venture to develop preclinical aryl hydrocarbon receptor (AhR) antagonists from ASLAN’s early stage pipeline. The independent company, JAGUAHR Therapeutics, will focus on developing new immuno-oncology therapeutics for global markets targeting the AhR pathway and will be based in Singapore.

Under the terms of the agreement, ASLAN will transfer the global rights to all of the assets related to AhR technology, originally discovered and developed by ASLAN and its collaborator Dr Mark Graham, into JAGUAHR. Bukwang will invest US$5 million in JAGUAHR in two tranches to fund the development of the assets, identify a lead development compound and file an Investigational New Drug application.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “The launch of JAGUAHR Therapeutics is an important step by ASLAN to realise the value of our early stage assets and advance the development of our AhR antagonist technology at a time when focus is shifting towards AhR antagonists as a hot new area in immuno-oncology. Bukwang has a strong track record of achievement in the pharma business and creating this spinout together allows both companies to quickly progress these exciting compounds and potentially provide novel clinical assets to enrich the ASLAN pipeline. We look forward to working with the Bukwang team as we focus on identifying JAGUAHR’s first drug candidate.”

Dr Hee-Won Yoo, Chief Executive Officer, Bukwang Pharmaceutical, added: ““We are impressed and delighted to partner with ASLAN to establish JAGUAHR Therapeutics. Bukwang has a strong heritage in R&D and this agreement is aligned to our strategy to strengthen our innovative development pipeline and broaden early access to promising technology for treating conditions with unmet needs. We are very excited as the AhR antagonists program further marks Bukwang’s formal participation in the immuno-oncology arena. We look forward to working together with ASLAN to progress these novel immuno-oncology compounds into clinical development in oncology.”

AhR is a druggable transcription factor that acts as a master regulator of the immune system. The enzymes IDO1, IDO2 and TDO are frequently overexpressed in numerous tumour types and convert tryptophan into kynurenine (KYN) in the tumour microenvironment. KYN is then actively transported into dendritic cells and effector T-cells that are mobilised to detect and kill tumour cells. KYN signalling via AhR in these cell types converts them into regulatory T-cells, suppressing the immune system and preventing it from attacking tumour cells. Research has demonstrated that the unique advantages of AhR antagonists include broadly inhibiting the signalling of all AhR ligands1 produced by any enzyme that metabolises tryptophan, and robust activation of the immune response to kill cancer cells.

Ends

Media and IR contacts

For ASLAN Pharmaceuticals Limited

Emma Thompson Spurwing Communications Tel: +65 6571 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

For Bukwang Pharmaceutical Co., Ltd.

Riswanto Global Business Development Tel: +82-2-828-8072 Email: riswanto@bukwang.co.kr

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting cancers that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s clinical portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

About Bukwang Pharmaceutical Co., Ltd.

Bukwang Pharmaceutical Co., Ltd. was established on 17 October 1960 and has continued to produce excellent medications with the aim of improving global health for the last 55 years. Since Bukwang was listed in the Korea Stock Exchange [KRX:003000] in 1988, Bukwang is proud to have kept a healthy financial status and stable track record that earned trust from its employees and shareholders.

Bukwang has a solid business that covers a wide spectrum of indications such as liver, metabolic, CNS and oncology disease. Bukwang's proven record of its core business provides financial assurance that enables Bukwang to continue pushing into more innovative area of new drug R&D. https://www.bukwangpharm.com/

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the timing, scope, progress and outcome of the Company’s on-going clinical studies, the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the

[1]	Targeting the IDO1/TDO2–KYN–AhR Pathway for Cancer Immunotherapy – Challenges and Opportunities
Cheong, J. and Sun, L. (2017), Trends in Pharmacological Sciences

Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. These forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the US Securities and Exchange Commission on April 29, 2019.

This release contains forward-looking statements about Bukwang Pharmaceutical Co., Ltd. Such statements are related to incidents of the future and not of the past, and include business status that the company predicts for the future. The predictions and estimations have inherent uncertainties and risks, the company’s actual future performance may differ from the estimated performance. The inherent uncertainties and risks include changes in relevant rules and regulations, changes in general business environment and fluctuations in the financial market.

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